

SECURI 07008338 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65889



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 9 2007
WASH, D.C.
185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Barker Avenue Suite 410
(No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 5 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hardcastle Trading USA, LLC, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Kamran Parandian
Notary Public - State of New York
No. 02PA6077180
Qualified in Westchester County
My Comm. Expires July 8, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
185
SECTION

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)

REPORT PURSUANT TO RULE 17a-5d

YEAR ENDED JUNE 30, 2007

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED JUNE 30, 2007

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Hardcastle Trading USA, LLC

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC (a limited liability company) (the "Company") as of June 30, 2007, and the related statements of operations and changes in member's equity, changes in subordinated liabilities, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

August 10, 2007

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash	$	66,674
Dividends receivable		163,617
Investments in securities, at market value		736,357,177
Other investments		10,000
Property and equipment, less accumulated depreciation of $256,050		215,614
Security deposits		27,679
Other assets		27,515
TOTAL ASSETS	$	736,868,276

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at market value	$	613,424,452
Licensing fee payable to parent		1,653,548
Accounts payable and accrued expenses		555,757
Dividends payable		119,333
Due to clearing broker-dealer		107,264,113
Accrued income taxes		643,265
Notes payable to parent		7,750,000
Total liabilities		731,410,468
Commitments and contingencies (Notes 7, 8 and 11)		
Member's equity		5,457,808
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	736,868,276

See accompanying notes to financial statements.

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

Income:	
Trading	$ 16,120,002
Dividends	2,612,107
Interest	16,101,804
Total income	34,833,913
Operating expenses:	
Salaries and benefits	219,584
Communications	447,410
Rent and occupancy	60,697
Floor brokerage	5,631,483
Dividends on short positions	1,972,883
Interest	16,340,065
Depreciation	86,291
Software licensing fees	6,934,626
Other	183,812
Total operating expenses	31,876,851
Income before provision for income taxes	2,957,062
Provision for income taxes	1,261,181
Net income	1,695,881
Member's equity - beginning	3,761,927
MEMBER'S EQUITY - ENDING	$ 5,457,808

See accompanying notes to financial statements.

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:		
Net income	$	1,695,881
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		86,291
Changes in operating assets and liabilities:		
Receivable from clearing broker-dealer		42,979,777
Dividends receivable		(77,895)
Investments in securities, at market value		(449,709,186)
Security deposits		9,054
Securities sold, not yet purchased, at market value		292,834,441
Licensing fee payable to parent		954,577
Accounts payable and accrued expenses		435,256
Accrued income taxes		127,036
Due to clearing broker-dealer		107,264,113
Dividends payable		28,261
Other assets		(17,416)
Net cash used in operating activities		(3,389,810)
Cash used in investing activities:		
Purchase of property and equipment		(134,528)
Cash provided by financing activities:		
Proceeds from notes payable		3,500,000
Net decrease in cash		(24,338)
Cash - beginning		91,012
CASH - ENDING	$	66,674
Supplemental disclosures of cash flow information:		
Interest paid	$	16,340,065
Taxes paid	$	1,133,944

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hardcastle Trading USA, LLC (the "Company") (a limited liability company) was formed on January 16, 2003, under the laws of the State of Delaware to manage and operate as a registered securities broker-dealer and to engage in the securities and brokerage business. The Company is a wholly owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Chicago Board Options Exchange; a participant and market maker on the Boston Options Exchange; an Options Permit holder and market maker on the NYSE Arca Options Exchange; and an electronic access member of the International Securities Exchange. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Concentrations of credit risk

The Company maintains its cash at a major financial institution in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

Furniture and equipment	7 years
Computer equipment	5 years
Computer software	3 years

Income taxes

The Company is treated as a corporation for federal and state income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2007, consisted of the following:

Furniture and equipment	$ 81,926
Computer equipment	382,084
Software	7,654
	471,664
Less: accumulated depreciation	(256,050)
Property and equipment, net	$ 215,614

Depreciation expense for the year ended June 30, 2007, amounted to $86,291.

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 3. INVESTMENTS IN SECURITIES

The Company has elected, and Goldman Sachs Execution & Clearing, L.P. ("GS"), as the Company's clearing-broker dealer, has permitted the Company to use Rule 15c3-1(a)(6). Pursuant to this rule, GS is responsible to absorb the haircuts on the securities owned by the Company.

Investments in securities, carried at market value, consisted of the following at June 30, 2007:

	Owned	Sold, not yet purchased
Options and futures	$ 245,908,999	$ 249,120,535
Equities	490,448,178	364,303,917
Total	$ 736,357,177	$ 613,424,452

NOTE 4. INCOME TAXES

The following is a summary of the Company's income tax provision recorded for the year ended June 30, 2007:

Current:	Amount
Federal	$ 304,106
State	957,075
Total tax provision	$ 1,261,181

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2007, the Company was in compliance with these requirements. At June 30, 2007, the Company's net capital of $4,900,772 exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.19 to 1 as of June 30, 2007.

NOTE 6. RELATED-PARTY TRANSACTIONS

Effective February 1, 2004, the Company entered into a licensing agreement with its Parent. The agreement states that the Company is to pay the Parent a royalty based upon its return on utilized capital, as defined in the agreement. In addition to providing the Company with access to the Parent's proprietary trading software, the Parent also provides management services based on its experience, knowledge and understanding to manage and operate the Company's trading, risk management, and back office operations. For the year ended June 30, 2007, $6,934,626 was incurred under the license agreement and is included in operating expenses in the accompanying statement of income and member's equity. Approximately $1,653,500 is payable at June 30, 2007, and is included in liabilities in the accompanying statement of financial condition.

NOTE 7. LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease expiring on April 30, 2009. Future minimum annual rental commitments under the lease are as follows:

Year ending June 30:	
2008	$ 55,043
2009	45,869
	$ 100,912

Rent expense amounted to $60,697 for the year ended June 30, 2007.

NOTE 8. NOTES PAYABLE

On August 30, 2005, the Company entered into a $3,000,000 loan agreement with its Parent. Interest only is payable at 8% per annum until the maturity of the note in August 2010, at which time the principal and any unpaid interest are due in full.

On June 9, 2006, the Company exchanged a subordinated loan with the Parent in the amount of $1,250,000 for a unsubordinated loan from the Parent of the same amount. Interest only is payable at 9% per annum until the maturity of the note in June 2010, at which time the principal and any unpaid interest are due in full.

On July 12, 2006, the Company entered into a $3,500,000 loan agreement with its Parent. Interest only is payable at 9% per annum beginning on June 30, 2007, until the loan matures in June 2009, at which time the principal and any unpaid interest are due in full.

For the year ended June 30, 2007, interest incurred on the notes and loans included herein totaled $661,042.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and exchange-traded options. These derivative financial instruments are used for trading activities and to manage market risk and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

The Company does not apply hedge accounting as defined in Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as all financial instruments are marked to market, with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of SFAS No. 133 are generally not applicable with respect to these financial instruments.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

Futures provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

In addition, the Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2007, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2007 prior to the Company "closing" its position.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 10. EMPLOYEE BENEFIT PLANS

The Company adopted a 401(k) retirement plan (the "Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for discretionary contributions as determined by management. For the year ended June 30, 2007, the Company made discretionary contributions in the amount of $10,936 to the Plan.

NOTE 11. SUBSEQUENT EVENT

On July 6, 2007, the Company entered into a $6,700,000 loan agreement with its Parent. Interest only is payable at 12% per annum beginning on June 30, 2008, until the maturity of the loan in June 2010, at which time the principal and any unpaid interest are due in full.

SUPPLEMENTARY INFORMATION

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2007

Net capital:	
Capital:	
Member's equity	$ 5,457,808
Non-allowable assets:	
Property and equipment	(215,614)
Other investments	(10,000)
Security deposits	(27,679)
Dividends receivable	(163,617)
Other assets	(4,226)
Total non-allowable assets	(421,136)
Other deductions:	
Commodity future contracts	(135,900)
Net capital	$ 4,900,772
Aggregate indebtedness:	
Licensing fee payable to parent	$ 1,653,548
Accounts payable and accrued expenses	555,757
Dividend payable	119,333
Accrued income taxes	643,265
Notes payable	7,750,000
Total aggregate indebtedness	$ 10,721,903
Computation of basic net capital requirement:	
Minimum net capital requirement of 6 2/3% of aggregate indebtedness	$ 714,793
Minimum net capital required	$ 100,000
Excess net capital	$ 4,185,979
Excess net capital at 1000%	$ 3,828,582
Ratio: aggregate indebtedness to net capital	2.19 to 1
Reconciliation with the Company's computation (included in Part II of Form x-17a-5(d) as of June 30, 2007) (a):	
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 4,900,772
Net effect of audit adjustments	-
NET CAPITAL, AS ADJUSTED	$ 4,900,772

a) No material differences existed between the above computation and those included in the Company's unaudited June 30, 2007 FOCUS report.

See independent auditors' report.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5d

To the Member
Hardcastle Trading USA, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Hardcastle Trading USA, LLC (a limited liability company) (the "Company") as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

August 10, 2007

END